1. THE COMPANY

Westmoreland Capital Corporation (the Company) is a broker/dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investors Protection Corporation. The Company is an introducing broker who does not take possession of customer funds or carry customer accounts. The Company is engaged primarily in the sale of mutual fund investment and units of limited partnership interests.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The Company reports on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash – For the purposes of reporting cash flows and amounts in the Statement of Financial Condition, the Company defines cash as cash on hand and demand deposits. Cash equivalents are reported as securities owned at fair value in the Statement of Financial Condition.

Receivables - Commissions are recorded on a trade date basis as securities transactions occur. The commissions receivable are primarily from the parent company for sale of limited partnership interests. Losses from uncollectible receivables shall be accrued when it is probable that a receivable is impaired and the amount of the loss can be reasonably estimated. As of the date of the financial statements, management believes that neither of these conditions exists with regard to receivables, and, as such, an allowance for doubtful accounts has not been established.

Income taxes- The Company adopted the provisions of Financial Accounting Standards Board Accounting Standards Codification FASB ASC 740 pertaining to accounting for uncertainty in income taxes. Federal and state tax authorities generally have the right to examine and audit the previous three years of tax returns filed. Any interest and penalties assessed to the Company would be recorded in operating expenses. No items have been recorded in 2015. Management is not aware of any uncertain tax positions requiring measurement or disclosure in these financial statements.

3. FAIR VALUE

The fair value of the Company's financial instruments is determined by using available market information and appropriate valuation methodologies. The Company's principal financial instruments are cash, receivables, and payables. At December 31, 2015, cash, receivables, and payables, due to their short maturities, and liquidity, are carried at amounts which reasonably approximate fair value.

The Company measures the fair value of its financial instruments using the procedures set forth below for all assets and liabilities that fall in the scope of this accounting guidance.

Under FASB ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. FASB ASC 820 establishes a three-level hierarchy for disclosure to show the extent and level of judgment used to estimate fair value measurements.

Level 1 - Uses unadjusted quoted prices that are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Uses inputs, other than Level 1, that are either directly or indirectly observable as of the reporting date through correlation with market data, including quoted prices for similar assets and liabilities in active markets and quoted prices in markets that are not active. Level 2 also includes assets and liabilities that are valued using models or other pricing methodologies that do not require significant judgment since the input assumptions used in the models, such as interest rates and volatility factors, are corroborated by readily observable data. Instruments in this category include non-exchange-traded derivatives, including interest rate swaps.

Level 3 - Uses inputs that are unobservable and are supported by little or no market activity and reflect the use of significant management judgment. These values are generally determined using pricing models for which the assumptions utilize management's estimates of market participant assumptions.

As of December 31, 2015, all financial instruments are recorded at cost which approximates fair value due to short term maturities. As such, the fair value hierarchy has not been applied in valuing any financial instruments.

4. RELATED PARTY TRANSACTIONS
The Company is engaged principally in the sale of mutual fund investments and units of limited partnership interests. These units of limited partnership interests are primarily for ventures in which the Company's parent company or affiliates are involved.

4. RELATED PARTY TRANSACTIONS (Cont.)

The Company files a consolidated income tax return with its parent company. As such, the Company's Federal tax expense or benefit is recorded in the related affiliate receivable. During 2015, the Company recognized a Federal tax expense of $148,491 related to the 2015 net income.

The Company has entered into a shared service agreement with a related party, US Energy Development Corporation, Inc. to pay US Energy Development Corporation, Inc. for certain shared services, including but not limited to compensation costs of employees performing services for Westmoreland, direct costs for activities attributable to Westmoreland, and indirect costs for activities conducted jointly with Westmoreland. The total amount of shared services amounted to $52,264 for the year ended December 31, 2015.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of Aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had net capital of $237,661, which was $86,723 more than its required net capital of $150,938 and a ratio aggregate indebtedness to net capital of 9.5 to 1.

6. INCOME TAXES

Income Taxes – The Company files a consolidated Federal income tax return with J. M Jayson & Company. Federal income tax expense (benefit) is based on amounts that would be payable if Federal income tax returns were filed.

The Company files separate State income tax returns. For 2015 the current NYS tax expense was $8,570. Federal income tax expense was $148,491.

Deferred income tax expense consists of the following for the year ended December 31, 2015:

Taxes on income at statutory rates   ($77,870)

The Company's expense from income taxes differs from the expected tax benefit (calculated by applying the U.S. Federal statutory income tax rates in effect to income before income taxes) primarily as a result of state income taxes and the effect of graduated tax rates. This consolidated entity anticipates a federal tax in the amount of $27,830 will be payable for 2015.

The primary difference between taxable income and book income was employee bonuses that were not deductable on the consolidated federal income tax return.

6. INCOME TAXES (Cont.)

The Company recognizes the financial statement effects of tax positions taken or expected to be taken in its tax return when it is more-likely-than-not, based on technical merits, that the tax position will be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate settlement. At December 31, 2015, management determined the Company had no uncertain tax positions which would fail such recognition criteria. The Company is no longer subject to tax examination for the years ended December 31, 2012 and prior.

7. CONCENTRATION OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk that consist primarily of cash and cash equivalents, commissions receivable and accounts receivable. The Company maintains its cash in bank demand deposit accounts, which, at times, may exceed federally insured limits. The Company's accounts receivable are due from certain vendors and arose in the normal course of business. The Company has not experienced any losses in these accounts and believes it is not exposed to any significant credit risk with respect to its cash and cash equivalents, and accounts receivable.

8. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the auditors' report, which is the date the financial statements were available for issue, and has determined that any events or transactions occurring during this period that would require recognition of disclosure are properly disclosed in these financial statements.

9. CONCENTRATION

In 2015, the Company realized commission revenue from the sale of units in five projects, which are: Genesis Drilling Program V, Genesis Drilling VI, Genesis Drilling Program VIII, Genesis Drilling Program IX, and the Strategic Income Fund IV.

Commission revenue from these placements from three of five of these projects amounted to approximately 98% of the Company total revenue, in the following order: 48%, 35%, and 15% respectively.